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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

EARTHLINK, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	58-2511877 (I.R.S. Employer Identification No.)
1375 Peachtree St., Atlanta, GA (Address of Principal Executive Offices)	30309 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Rights to Purchase Series D Junior Preferred Stock (pursuant to Rights Agreement dated as of August 6, 2002)	Nasdaq-National Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), please check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:            N/A

Securities to be registered pursuant to Section 12(g) of the Act:        None

N/A
(Title of Class)

Item 1. Description of Registrant's Securities to be Registered

Introduction

        On August 6, 2002, the Board of Directors (the "Board") of EarthLink, Inc. ("EarthLink") adopted a Shareholder Rights Plan (the "Rights Plan") which is embodied in the Rights Agreement (as amended from time to time, the "Rights Agreement") entered into between EarthLink and American Stock Transfer and Trust Co. (the "Rights Agent"), which is the agent that will administer the Rights Plan. On August 6, 2002, in connection with the Rights Plan, the Board also declared a dividend of one "Right" for each outstanding share of EarthLink's Common Stock, par value $.01 per share (the "Common Stock"), for stockholders of record at the close of business on August 5, 2002.

        Each Right generally the entitles the holder to purchase one one-thousandth (1/1,000) of a share (a "Unit") of EarthLink's newly created Series D Junior Preferred Stock at a price of $60.00 per Unit upon certain events. Generally, in the event a person or entity acquires, or initiates a tender offer to acquire, at least 15% of EarthLink's then outstanding Common Stock, the Rights will become exercisable for Common Stock having a value equal to two times the exercise price of the Right, or effectively at one-half of EarthLink's then-current stock price. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on August 6, 2012.

        The complete description and terms of the Rights Plan are set forth in the Rights Agreement, which was filed as an exhibit to an 8-K Current Report filed by EarthLink with the Securities and Exchange Commission and which is incorporated herein by reference.

Description of Rights; Purchase Price

        Each Right entitles the registered holder to purchase from EarthLink, under certain circumstances, a unit consisting of one one-thousandth (1/1,000) of a share of EarthLink's Series D Junior Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $60.00 per Unit. The purchase price is subject to appropriate adjustment for stock splits and other similar events.

        Voting.    Each Unit shall entitle the holder thereof to one vote on all matters submitted to a vote of EarthLink's stockholders, voting together with holders of Common Stock as one class on all such matters. Holders of Units shall not have the right to cumulate their votes in the election EarthLink's directors, and will have the same voting rights and limitations applicable to holders of Common Stock as set forth in EarthLink's Amended and Restated Certificate of Incorporation.

        Dividends.    Each Unit shall entitle the holder thereof to a right to receive dividends, when, as and if declared by the Board out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any senior series of preferred stock and after EarthLink has made provision for any required sinking or purchase funds for any series of preferred stock, on a pari passu basis with dividend rights of the Common Stock.

        Liquidation.    In the event of EarthLink's voluntary or involuntary liquidation, dissolution or winding up, holders of the Units shall be entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of (i) all EarthLink's debts and liabilities, and (ii) the preferential rights of any senior series of preferred stock, but before any such liquidation distributions are paid in respect of Common Stock.

        Mergers.    In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, the holder of each Unit will be entitled to receive the same consideration received per share of Common Stock. These rights are protected by customary antidilution provisions (see Adjustments below). Although the Rights are redeemable, Units of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.

        Because a Unit is equal to one one-thousandth (1/1,000) of a share of Preferred Stock, a holder of one full share of Preferred Stock generally would be entitled to dividend, liquidation and voting rights equal to one thousand (1,000) times the dividend, liquidation and voting rights of one share of Common Stock. Because of the nature of the Units' dividend, liquidation and voting rights, the value of one one-thousandth (1/1,000) of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Exercisability of Rights; Expiration Date

        The Rights are not exercisable until occurrence of certain triggering events, referred to as Distribution Dates (as defined below), and will expire at the close of business on August 6, 2012 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by EarthLink, all as described below.

Triggering Events; Distribution Date

        The Rights will be exercisable only upon the earlier of: (i) 10 business days following a public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") had acquired, or obtained the right to acquire, beneficial ownership of 15% or more of EarthLink's outstanding Common Stock, and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in an Acquiring Person beneficially owning 15% or more of such outstanding shares of Common Stock (each, a "Flip-In Triggering Event"). However, Sprint Corporation and its affiliates ("Sprint") generally are exempted from such triggering thresholds based on Sprint's current ownership of EarthLink stock and Sprint's rights to purchase additional shares, as provided in EarthLink's existing contractual arrangements with Sprint.

Flip-In Rights

        In the event of a Flip-In Triggering Event, each Right will automatically convert into a Right to buy Common Stock rather than Preferred Stock. As such, each holder of a Right will thereafter have the right to purchase EarthLink's Common Stock (or, in certain circumstances, cash, property or other securities of EarthLink) having a value equal to two times the exercise price of the Right, or in other words, effectively at one-half of EarthLink's then-current stock price. However, any Rights associated with Common Stock acquired by an Acquiring Person will be void, and such Acquiring Person will not be able to exercise the Rights to purchase additional Common Stock. Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by EarthLink, described below.

        Following is an example of how exercise of the Rights would work, assuming an exercise price of $60.00 per Right and a then-current market price for EarthLink's Common Stock of $10.

Example:    At an exercise price of $60 per Right, each Right (excluding those owned by an Acquiring Person) would be multiplied by the number of Units of Preferred Stock into which the Right was exercisable—1. That number ($60 × 1 = $60) is then divided by 50% of the then-current market price of EarthLink's stock (50% of $10 = $5)—thus, $60 divided by 5 equals 12, which is the number of shares of EarthLink Common Stock received for each Right. Thus, for each $60 purchase price, each holder would receive 12 shares of EarthLink Common Stock, which would have an aggregate worth of $120—twice the $60 purchase price.

Flip-Over

        In the event that, at any time following the Flip-In Triggering Event: (i) EarthLink is acquired in a merger or other business combination transaction, or (ii) more than 50% of EarthLink's assets or earning power is sold or transferred, each holder of a Right (except voided Rights held by the Acquiring Person) shall have the right to purchase common stock of the Acquiring Person having a value equal to two times the exercise price of the Right. The formula for a Flip-Over purchase is the same as used for a Flip-In Event, only utilizing the market price of the Acquiring Person's stock.

Transfer and Detachment of Rights

        Initially, the Rights will be attached to all Common Stock certificates representing Common Stock then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon a "Distribution Date", which generally is the 10th day after a triggering event. Until the Distribution Date: (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 6, 2002 will contain a legend and notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        As soon as practicable after a Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate must make such request in writing to the Rights Agent, and shall surrender the Rights Certificate to be transferred, split up, combined or exchanged at the principal office or offices of the Rights Agent. Neither the Rights Agent nor EarthLink shall be obligated to take any action whatsoever regarding the transfer of any such surrendered Rights Certificate until the registered holder has completed and signed the certificate contained in the form of assignment (on the reverse side of the Rights Certificate) and has provided such additional information about the identity of the parties involved, as EarthLink may reasonably request. Thereupon the Rights Agent shall, subject to certain restrictions contained in the Rights Agreement regarding certain entities acquiring 15% or more of EarthLink's Common Stock, countersign and deliver to the person entitled a Rights Certificate or Rights Certificates, as the case may be, as so requested. EarthLink may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights Certificates.

Adjustments

        The Purchase Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock, or shares having the same rights, preferences and privileges as the Preferred Stock, or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption

        In general, at any time prior to the earlier of (i) the close of business on the 10th business day following the Stock Acquisition Date, or (ii) the Final Expiration Date, EarthLink may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Exchange

        In general, at any time after a Person becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange all or part of the then outstanding Rights (other than Rights owned by such person or group which have become void) for Common Stock at an exchange ratio of one share of Common Stock per Right (or in certain circumstances preferred stock), subject to applicable adjustments.

Rights of Holders

        Until a Right is exercised, the holder thereof will have no rights as a stockholder of EarthLink relating to the Rights, including without limitation the right to vote, receive dividends or any distributions upon liquidation.

Tax Consequences

        While the distribution of the Rights will not be taxable to stockholders or to EarthLink, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights became exercisable for Common Stock (or other consideration) of EarthLink or for common stock of the acquiring company as set forth above.

Amendments

        Other than those provisions relating to the duration of the Rights Agreement and the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement (other than those described in the preceding sentence) may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Further Information

        A copy of the Rights Agreement is being filed by EarthLink with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Rights Agreement is also available to EarthLink stockholders free of charge from EarthLink. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits

        The following exhibits are filed as part of the Registration Statement:

3.1	Amended and Restated Certificate of Incorporation of EarthLink, Inc. (incorporated by reference to Exhibit 3.2 of EarthLink's Annual Report on Form 10-K for the fiscal year ended December 31, 1999) (File No. 001-15605).
3.2
Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 of EarthLink's Report on Form 10-K for the fiscal year ended December 31, 2000) (File No. 001-15605).
3.3
Amended and Restated Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of EarthLink's Report on Form 10-K for the fiscal year ended December 31, 2000) (File No. 001-15605).
3.4
Certificate of Correction Filed to Correct Certain Inaccuracies in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of EarthLink, Inc. (incorporated by reference to Exhibit 4.8 of EarthLink's Form S-3/A) (File No. 333-59456).
3.5
Certificate of Correction Filed to Correct a Certain Inaccuracy in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of EarthLink, Inc. (incorporated by reference to Exhibit 4.9 of EarthLink's Form S-3/A) (File No. 333-59456).
3.6	Bylaws of EarthLink, Inc. (incorporated by reference to Exhibit 3.3 of EarthLink's Annual Report on Form 10-K for the fiscal year ended December 31, 1999) (File No. 001-15605).
4.1
Rights Agreement, dated as of August 6, 2002, by and between EarthLink, Inc. and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 4.1 of EarthLink's 8-K Current Report filed on August 6, 2002) (File No. 001-15605).
4.2*	Certificate of Designations, Preferences and Rights for Series D Junior Preferred Stock.

*
Filed herewith.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EARTHLINK, INC.
		By:	/s/ CHARLES G. BETTY

		Name:	Charles G. Betty

		Title:	Chief Executive Officer

Dated:	August 6, 2002

EXHIBIT INDEX

        The following exhibits are filed as part of the Registration Statement:

3.1	Amended and Restated Certificate of Incorporation of EarthLink, Inc. (incorporated by reference to Exhibit 3.2 of EarthLink's Annual Report on Form 10-K for the fiscal year ended December 31, 1999) (File No. 001-15605).
3.2
Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 of EarthLink's Report on Form 10-K for the fiscal year ended December 31, 2000) (File No. 001-15605).
3.3
Amended and Restated Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of EarthLink's Report on Form 10-K for the fiscal year ended December 31, 2000) (File No. 001-15605).
3.4
Certificate of Correction Filed to Correct Certain Inaccuracies in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of EarthLink, Inc. (incorporated by reference to Exhibit 4.8 of EarthLink's Form S-3/A) (File No. 333-59456).
3.5
Certificate of Correction Filed to Correct a Certain Inaccuracy in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of EarthLink, Inc. (incorporated by reference to Exhibit 4.9 of EarthLink's Form S-3/A) (File No. 333-59456).
3.6	Bylaws of EarthLink, Inc. (incorporated by reference to Exhibit 3.3 of EarthLink's Annual Report on Form 10-K for the fiscal year ended December 31, 1999) (File No. 001-15605).
4.1
Rights Agreement, dated as of August 6, 2002, by and between EarthLink, Inc. and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 4.1 of EarthLink's 8-K Current Report filed on August 6, 2002) (File No. 001-15605).
4.2*	Certificate of Designations, Preferences and Rights for Series D Junior Preferred Stock.

*
Filed herewith.

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  Item 1. Description of Registrant's Securities to be Registered
  Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX